UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42568

EPSIUM ENTERPRISE LIMITED

c/o Companhia de Comércio Luz Limitada

Alameda Dr. Carlos D’assumpcao

Edf China Civil Plaza 235-243, 14 Andar P

Macau, SAR China

+853-2857-5232

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 30, 2026, the Board of Directors (the “Board”) of the Company received a resignation letter from Mr. Ming Yin Gordan Au Yeung to resign from his positions as the Chief Financial Officer (the “CFO”), which became effective at the same date. Mr. Yeung’s decision to resign was for personal reasons and was not the result of any disagreement with the management of the Company or the Board over matters relating to the Company’s operations, policies or practices.

On April 30, 2026, the Board appointed Ching Wan Wong as the new CFO, which became effective on May 1, 2026.

Descriptions of Ching Wan Wong’s background and experience are as follows:

Mr. Ching Wan Wong, age 59, has over 25 years of experience in finance, accounting, and regulatory compliance, with extensive expertise in U.S. SEC reporting and Hong Kong listing compliance.

From June 2020 to March 2026, Mr. Wong served as Chief Financial Officer of Intelligent Living Application Group Inc., where he was responsible for SEC compliance and financial reporting. Prior to that, he worked as a financial compliance advisor focusing on HKEX and SEC listing rules, and held various compliance and advisory roles, including compliance officer at China Finance Investment Holdings Ltd. and internal financial advisor to holding companies listed on OTC and Nasdaq markets.

Earlier in his career, Mr. Wong served as Chief Financial Officer and Director of Fuqi International, Inc., where he oversaw internal controls and SEC financial reporting. He also held senior finance positions at multinational media companies, including Finance Director roles at Mindshare China and Carat Media Services, where he was responsible for financial control and reporting for PRC operations.

Mr. Wong received a Bachelor of Business Administration from the Chinese University of Hong Kong in 1989, a Bachelor or Business from the University of Southern Queensland, Australia, in 1992 and studied EMBA courses offered by the Troy University (formerly known as Troy State University), Alabama, U.S. from 1999 to 2000.

In connection with Mr. Ching Wan Wong’s appointment, the Company and Mr. Wong entered into the Officer and Director Agreement dated May 1, 2026, pursuant to which, Mr. Wong is entitled to receive annual compensation of USD 10,000, payable in equal monthly installments. The Company also entered into an indemnification agreement with Mr. Wong on the same date. Pursuant to these indemnification agreements, the Company has agreed to indemnify Mr. Wong, to the fullest extent permitted by applicable law, against certain liabilities and expenses incurred in connection with his service as the CFO of the Company. The Company also agreed to advance expenses in connection with such proceedings, subject to the delivery of a written undertaking to repay any amount advanced if it is ultimately determined that such director or officer is not entitled to indemnification.

The foregoing summary of the Officer and Director Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description
10.1	Form of Officer and Director Agreement, by and between Ching Wan Wong and the Registrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPSIUM ENTERPRISE LIMITED

Date: April 30, 2026	By:	/s/ Son I Tam
	Name:	Son I Tam
	Title:	Chief Executive Officer

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